Filed by Business First Bancshares, Inc.

(Commission File No. 001-38447)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule41a-12

under the Securities Exchange Act of 1934

Subject Company: Pedestal Bancshares, Inc.

Date: January 22, 2020

OVERVIEW

WHY DID PEDESTAL DECIDE TO MERGE?

Pedestal has accomplished a tremendous amount over the past few years creating a large and successful franchise out of five banks with their own impressive records of accomplishment and contribution to our communities. b1BANK has also spent many years building a franchise that values clients and communities. Because we operate in many of the same communities and share many of the same values and styles of doing business, together we will be in position to carry out those commitments at an even higher level.

HOW BIG IS b1BANK?

b1BANK is currently $2.3 billion in assets. On a pro forma basis as of December 31, 2019, the combined institution would have been the 3rd largest Louisiana-headquartered bank, with total assets of approximately $3.5 billion. As of January 2020, b1BANK currently has approximately 375 employees and has a footprint throughout the state of Louisiana and into Dallas, TX. b1BANK operates in many of the same markets as Pedestal but is also active in other areas of the state like Baton Rouge, New Orleans, Shreveport and Monroe. One of the goals of our expansion has been to increase the diversification of our footprint, and one of the goals of our acquisitions (we have done three now) has been to make the whole safer by adding quality partners to our team. This partnership with Pedestal is no different- we will be better together.

WHAT CAN WE EXPECT MOVING FORWARD?

Both boards approved the transaction and announced it on January 22nd. Over the next few months we will proceed with the regulatory approval process and shareholder votes, with an anticipated close date as early as May 2020.

DOES b1BANK SUPPORT COMMUNITY SERVICE?

b1BANK is a community bank and takes that responsibility seriously. We will continue Pedestal Bank’s tradition of community involvement. In addition to supporting our communities financially, we have recently initiated a formal b1COMMUNITY outreach initiative to encourage volunteerism.

WHOM DO I CONTACT IF I HAVE QUESTIONS?

Communication is a vital part of any transition. Employees are encouraged to speak with their supervisor with questions. In addition, an intranet website will be created with additional information for employees. It will have the capability for employees to submit questions that may pertain to Pedestal or b1BANK policies and procedures. We will also hold Tuesday Talks, which is an open forum for question and answer. Further information on Tuesday Talks will be forthcoming.

WHAT IS b1BANK’S CULTURE?

b1BANK’s culture is best described through its five guiding principles; a set of values used to help guide and prioritize decision making.

●	Relationship-driven team
●	Thoughtful, disciplined decision-making
●	Meaningful communication
●	Doing the right thing the right way
●	Striving to be the best through continual improvement

These core values are integrated in our day-to-day operations to provide the most collaborative working environment, allowing us to best serve our customers and employees.

IS b1BANK PLANNING TO CLOSE BRANCHES?

b1BANK and Pedestal Bank operate in many of the same communities and there may be instances where there is overlap in our customer base we serve. At this time, we are evaluating our new organization and will announce any decisions to close individual branches as soon as we are able.

SYSTEM CONVERSION/CONVERSION TEAM

WILL EMPLOYEES RECEIVE TRAINING ON b1BANK SYSTEMS?

Yes. Training will begin in February for certain employees and will continue through conversion. The exact dates will be shared as soon as they are available.

I HAVE BEEN ASKED TO SERVE ON THE CONVERSION TEAM – WHAT DOES THIS ENTAIL?

The conversion team will be instrumental in the transition to b1BANK processes and systems. The team will be needed through approximately 8 weeks after the IT conversion. Discussions with each conversion team member will be held individually.

WHAT IS MY INCENTIVE TO REMAIN WITH PEDESTAL/b1BANK THROUGH CONVERSION IF I AM ON THE CONVERSION TEAM?

Select conversion team members will be notified and details of the project will be discussed individually.

DOES SERVING ON CONVERSION TEAM GUARANTEE EMPLOYMENT BEYOND CONVERSION?

Serving on the conversion team does not guarantee employment but over the next few months, b1BANK will evaluate future needs.

EMPLOYEES WHO WILL BE OFFERED A POSITION POST CONVERSION

WHEN WILL I BECOME A b1BANK EMPLOYEE?

Employees who are offered permanent positions will become employees of b1BANK effective the close date of the transition period, currently projected to be as early as May 2020. In the meantime, nothing will change with your current status as an employee of Pedestal Bank.

I AM EXCITED TO JOIN THE b1BANK TEAM. CAN I SHARE THE NEWS?

The process to evaluate which positions will be needed and who will receive offers will take some time. Out of respect for others, employees are asked to maintain confidentiality regarding any positions that are discussed.

WILL THERE BE CHANGES TO MY PAY?

Compensation related to b1BANK positions will be in line with the job description and competitive within the market.

WILL THERE BE CHANGES TO MY EMPLOYEE BENEFITS?

A website with b1BANK Benefits offerings is being created and will be shared with Pedestal employees once it is available.

WILL THERE BE CHANGES TO MY LEAVE?

The Pedestal leave balances, and Pedestal accrual schedule will carry over to b1BANK for 2020 but will accrue in future years based on the b1BANK schedule once the Pedestal employee becomes a b1BANK employee.

WHO WILL I REPORT TO?

The supervisor for each position will be discussed at the time the position is offered and will be indicated on the job description.

EMPLOYEES WHO ARE COMPETING FOR A ROLE

WHY ISN’T MY POSITION JUST TRANSFERRING OVER TO b1BANK?

At this time, similar positions may exist at b1BANK and not all Pedestal positions may be needed. The application process will allow employees to highlight their skills and accomplishments for consideration.

WHAT b1BANK EMPLOYMENT OPPORTUNTIES ARE THERE?

A list of the available positions will be posted mid-February in Paycom. Qualified candidates are encouraged to apply.

WHAT IF I DON’T MEET THE MINIMUM QUALIFICATIONS TO APPLY?

Only those who meet the minimum qualifications of a position may be considered for employment in that position. Please review the posting completely before applying.

HOW SHOULD I PREPARE FOR THE INTERVIEW PROCESS?

Interview tips and preparation assistance will be offered. This information will be communicated when it becomes available.

WILL INTERVIEWS BE CONDUCTED IN-PERSON OR VIRTUAL?

Interview locations and methods will vary based on the position and location of interviewees. When the interview is scheduled, you will be informed of the location.

WILL I BE EXCUSED FROM WORK TO ATTEND THE INTERVIEW?

Yes, you will be excused to attend the interview. Please make your supervisor aware of this engagement.

WHAT IF I HAVE QUESTIONS REGARDING THE INTERVIEW PROCESS?

If you have questions about the process, please email hr@b1BANK.com.

IS A RESUME REQUIRED FOR THE EMPLOYMENT APPLICATION?

Yes, please select the resume option when applying for a job via Paycom. Resume writing assistance will be offered.

IF SELECTED FOR EMPLOYMENT WITH b1BANK, WHEN WOULD MY BENEFITS BE ACTIVE?

Elected benefits will be active upon consummation of the merger.

IF SELECTED, WHO WILL I REPORT TO?

The supervisor for each position will be discussed at the time the position is offered and will be indicated on the job description.

EMPLOYEES NOT OFFERED A b1BANK POSITION

AM I ELIGIBLE FOR SEVERANCE?

Severance will be offered to those Pedestal employees who will not have a role with b1BANK after legal closing. Employees who elect to leave prior to legal closing are ineligible for severance pay.

WHEN WILL MY BENEFITS END AFTER SEPARATION?

Employees who are separated after the legal closing will retain their benefits until the last day of the month after separation.

AM I ELIGIBLE FOR RE-EMPLOYMENT?

Employees who separate from employment with Pedestal and/or b1BANK in good standing are eligible for future employment.

Forward-Looking Statements

Statements in this communication may not be based on historical facts and may be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “might,” “will,” “would,” “could” or “intend,” future or conditional verb tenses, and variations or negatives of such terms. These forward-looking statements include, without limitation, statements relating to (i) the expected impact of the proposed transaction between Business First Bancshares, Inc. (“Business First”) and Pedestal Bancshares, Inc. (“PBI”) (the “Proposed Transaction”) on the combined entities’ operations, financial condition, and financial results, (ii) expectations regarding the ability of Business First to successfully integrate the combined businesses, and (iii) the amount of cost savings and other benefits that are expected to be realized as a result of the Proposed Transaction. Readers are cautioned not to place undue reliance on the forward-looking statements contained in this communication because actual results could differ materially from those indicated in such forward-looking statements due to a variety of factors. These factors, include, but are not limited to, the ability to obtain regulatory approvals and meet other closing conditions required to complete the Proposed Transaction, including necessary approvals by Business First’s and Pedestal’s respective shareholders, on the expected terms and schedule, delay in closing the Proposed Transaction, difficulties and delays in integrating the Pedestal businesses or fully realizing cost savings from and other anticipated benefits of the Proposed Transaction, business disruption during and following the Proposed Transaction, changes in interest rates and capital markets, inflation, customer acceptance of the combined business’s products and services, and other risk factors. Other relevant risk factors may be detailed from time to time in Business First’s communications and filings with the Securities and Exchange Commission (SEC). All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date of this communication, and neither Business First nor Pedestal undertake any obligation, and each specifically declines any obligation, to revise or update these forward-looking statements, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer or solicitation would be unlawful.

In connection with the Proposed Transaction, Business First will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of Business First and Pedestal and a prospectus of Business First (the “Joint Proxy Statement-Prospectus”), and Business First may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive Joint Proxy Statement-Prospectus will be provided to the shareholders of Business First and Pedestal as required by applicable law. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement-Prospectus regarding the Proposed Transaction carefully and in their entirety when they become available and any other relevant documents filed with the SEC by Business First, as well as any amendments or supplements to those documents, because they will contain important information about the Proposed Transaction.

Free copies of the Joint Proxy Statement-Prospectus, as well as other filings containing information about Business First, may be obtained at the SEC’s Internet site (www.sec.gov), when they are filed by Business First. You will also be able to obtain these documents, when they are filed, free of charge, from Business First at www.b1BANK.com. Copies of the Joint Proxy Statement-Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Business First Bancshares, Inc., 500 Laurel Street, Suite 101, Baton Rouge, LA 70801, Attention: Corporate Secretary, Telephone: 225-248-7600 or to Pedestal Bancshares, Inc., 1300 W. Tunnel Blvd., Houma, LA 70360, Attention: Corporate Secretary, Telephone: 985-858-5220.

Participants in the Solicitation

Business First, Pedestal and certain of their directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Business First and Pedestal in connection with the Proposed Transaction. Information about Business First’s directors and executive officers is available in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on May 1, 2019. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement-Prospectus pertaining to the Proposed Transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.